Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Chavant Capital Acquisition Corp. (ROC # 373237) (the "Company")

TAKE NOTICE that by minutes of an extraordinary general meeting of the Company dated 14 July 2022, the following special resolution was passed:

1.	Adoption of Amended and Restated Memorandum and Articles of Association

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 48.7 in its entirety and the insertion of the following language in its place:

48.7	In the event that the Company does not consummate a Business Combination on or before January 22, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

/s/ Margo Richardson

Margo Richardson

Corporate Administrator

for and on behalf of

Maples Corporate Services Limited

Dated this 19th day of July 2022